December 22, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Lisa Sellars

Re:	PSI Corporation
Amendment No. 1 to Item 4.01 Form 8-K
Filed December 9, 2010
File No. 0-20317

Dear Ms. Sellars:

I am securities counsel for PSI Corporation (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Form 8-K, File No. 0-20317, together with certain exhibits thereto (the “Current Report”).

The Current Report contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated December 10, 2010.

Set forth below is the Company’s response to the Staff’s comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Amendment No. 1 to Item 4.01 Form 8-K

Comment 1:

Please file an updated letter from Seligson & Giannattasio, LLP stating whether or not the firm agrees with the statements made in the amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response 1:	The Company has been provided an updated letter from Seligson & Giannattasio, LLP in its amended Current Report on Form 8-K/A filed December 22, 2010.

Comment 2:	As previously requested in our letter dated November 3, 2010, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 2:	The Company filed the statement acknowledging the aforementioned assertions as correspondence to the Staff dated December 22, 2010

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/Amy M. Trombly, Esq.

Amy M. Trombly, Esq.